February 17, 2017

Attn: Carlos Pacho,
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Securities and Exchange Commission
Washington, D.C. 20549

Re: GeneSYS ID, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Response dated February 3, 2017
File No. 000-55373

Dear Mr. Pacho:

Please accept this letter as GeneSYS ID, Inc. response to your comments in your letter dated February 3, 2017.

Form 10-Q for Fiscal Quarter Ended September 30, 2016
Note 7 Equity, page F-14

1.        In response to your comment relating to the forbearance clause which is part of the Series B Preferred Certificate of Designation, I would like to bring your attention to Section 11, (Forfeiture Upon Certain Events) of the Certificate of Designation, which states a holder of the Series B Preferred Stock shall forfeit his or her shares of Series B Preferred Stock upon the occurrence of any of the following events:

(i)       The holder becomes an officer or director of any competing company;

(ii)     The holder becomes an affiliate of any competing company;

(iii)    The holder violates any non-discloure agreements executed with the Company;

(iv)    The holder violates any SEC regulations;

(v)     The holder is convicted of a felony in connection with securities fraud; or

(vi)    The holder performs any act in contravention to the Company

The Board of Directors of the Company was responsible for determing the events which would result in forfeiture and will strinctly enforce this forfeiture clause. Based on this, the stock is conditioned, and there is a significant risk of forfeiture should one of these events occur. Further, conditioned upon the occurence of one of the forfeiture events, the holder will have no further conversion rights as the stock would be immediately returnable to the Company. Therefore, we were advised by our audit firm and thus it was determined by the Company that there should be no compensation expense recognized upon initial issuance.

Note 12 Assets acquired from My Touch ID, LLC, page F-21

1.        The Company expects to file the audited and pro-forma financial statements of My Touch ID, LLC. in conjunction with the Form 10-K filing for GeneSYS ID, Inc. for the Fiscal Year 2016, by March 31, 2017.

If you have any further questions please do not hesitate to call me on 702-800-4620 x 101.

Yours sincerely,

Lorraine M. Yarde
Chief Executive Officer
GeneSYS ID, Inc.